SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549


                                  SCHEDULE 13D*
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                    Under the Securities Exchange Act of 1934
                               (Amendment No. )

                         	Golden Ocean Group LTD
                                (Name of Issuer)

                              	  Common Shares
                         (Title of Class of Securities)

                                   G4032A104
                                 (CUSIP Number)

                                Solvi M. Tonning
                            SKAGEN Funds (SKAGEN AS)
                         P.O. Box 160, N-4001 Stavanger
                     		   Norway
                                (47) 51 80 38 31
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)
				June 2, 2017
                          (Date of Event which Requires
                            Filing of This Statement)



         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 6 Pages)


The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO.      G4032A104          SCHEDULE 13D         PAGE 2 OF 6 PAGES


    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

	SKAGEN Funds, Mutual funds managed by SKAGEN AS,ORG.NO 867 762 732


    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                    (b) [ ]

    3       SEC USE ONLY

    4       SOURCE OF FUNDS*


    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEM 2(d) or 2(e)                                         [ ]


    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Norway

                         7      SOLE VOTING POWER

                                -0-


 NUMBER OF               8      SHARED VOTING POWER
 SHARES
BENEFICIALLY                    -0-
  OWNED BY
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     -0-

                         10     SHARED DISPOSITIVE POWER

                                -0-

    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

                       	June 2, 2017     6,235,653


    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]

    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         		June 2, 2017      4.98 %


    14      TYPE OF REPORTING PERSON*

            IV  (Investment company)

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP NO.     G4032A104           SCHEDULE 13D         PAGE 3 OF 6 PAGES



Item 1.       Security and Issuer.

       This statement on Schedule 13D relates to the shares ("Shares") of Golden Ocean Group Limited (the "Issuer").
The principal executive office of the Issuer is located at Le Bordage St Peter Port, PO Box 265 Ste 6 Tower Hill House Channel Islands, United Kingdom GY1


Item 2.       Identity and Background.

        (a) This statement is filed by SKAGEN Funds (SKAGEN AS), a Norwegian Investment company (the "Reporting Person").The Investment company has eighteen mutual funds under management. The shares are held for investment purposes.
The Investment Director is Alexandra Morris.

        (b) The principal business address of the Reporting Person and the Investment Director is P.O. Box 160, N-4001 Stavanger, Norway.

        (c) The principal business of the Reporting Person and the Investment Director is investing assets for unit holders investing in the mutual funds under their management.

        (d) Neither the Reporting Person nor the Investment Director has,during the last five years, been convicted in a criminal proceeding (excluding trafficviolations or similar misdemeanors).

        (e) Neither the Reporting Person nor the Investment Director has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        (f) The Reporting Person is a limited liability investment company organized in Norway. The Investment Director and the rest of the Principals are citizens of Norway.

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CUSIP NO.     G4032A104           SCHEDULE 13D      	 PAGE 4 OF 6 PAGES



Item 3.       Source and Amount of Funds or Other Consideration.

     The Shares beneficially owned by the Reporting Person were acquired with investment funds in the mutual funds under management.

Item 4       Purpose of Transaction.

       The Reporting Person acquired the Shares for investment in the ordinary course of business.

       Except as set forth herein, neither the Reporting Person nor the Investment Director have any present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of
Item 4 of Schedule 13D. The Reporting Person intends to review its investment in the Issuer on a continuing basis. Depending on various factors including, without limitation,the Issuer's financial position and strategic direction, price levels of the Shares, conditions in the securities market and general economic and industry conditions, the Reporting Person may in the future take such actions with respect to its investment in the Issuer as it deems appropriate including,without limitation, purchasing additional Shares or selling some or all of its Shares, and, alone or with others, pursuing discussions with the Issuer, other stockholders and third parties with regard to its investment in the Issuer,and/or otherwise changing its intention with respect to any and all matters referred to in Item 4 of Schedule 13D.


Item 5.       Interest in Securities of the Company.

        (a) The aggregate percentage of Shares reported to be beneficially owned by the Reporting Person is based upon the total of 125,222,992 shares outstanding, including the new issue of shares that will be registered at Bloomberg June 2, 2017.

       As of the close of business on June 2, 2017, the Reporting
Person beneficially owned 4.98 % of the shares outstanding.


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CUSIP NO.     G4032A104         SCHEDULE 13D         PAGE 5 OF 6 PAGES



        (b) The Reporting Person voting and dispositive powers more than 5 % of the Shares, which powers are exercised by the Investment Director. (See details in (C) below)

        (c) Information concerning transactions in the Shares effected by the Reporting Person during the past sixty days is:

SALES:

Trade		Settle
Date		Date		Quantity

10.04.2017	12.04.2017	80,000


PURCHASES:

Trade		Settle
Date		Date		Quantity

31.05.2017	02.06.2017	40,000



        (d) No person (other than the Reporting Person) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

        (e) Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

       Except as otherwise set forth herein, the Reporting Person does not have any contract, arrangement, understanding or relationship with any person with respect to any securities of the Issuer.


Item 7.       Material to be Filed as Exhibits.

Not applicable

CUSIP NO.       G4032A104             SCHEDULE 13D         PAGE 6 OF 6 PAGES


                                   SIGNATURES


        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  June 8, 2017



                            SKAGEN Funds (SKAGEN AS)
                            BY: /s/ Solvi M. Tonning

                            Name:  Solvi M. Tonning
                            Title: Risk & Compliance Manager

                            BY: /s/ Alexandra Morris

                            Name:  Alexandra Morris
                            Title: Investment Director